[STRADLEY RONON LOGO]                       Stradley Ronon Stevens & Young, LLP

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                                                                      Suite 600

                                                         Washington, DC  20036

                                                      Telephone  (202) 822-9611

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                                October 20, 2005

VIA Edgar and Email

Brion Thompson
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Bridgeway Funds, Inc. (File Nos. 33-72416 and 811-08200 -
      Response to SEC Comments on Filing Pursuant to Rule 485(a)

Dear Mr. Thompson:

We are  responding  to your  comments,  provided via  telephone,  related to the filing made by Bridgeway  Funds,  Inc.  (the "Fund")  pursuant to Rule 485(a) on
August 24, 2005. Please note that any changes to disclosure indicated below will be made in a post-effective  amendment that the Fund plans on filing pursuant to
Rule  485(b) no later than  October  28,  2005.  Each of your  comments  and our response to each comment is set forth below. For convenience,  the Fund and each of its series are referred to individually as a "Fund" and collectively,  as the
"Funds."

In connection with our responses to your comments, we acknowledge,  on behalf of the Fund and each of its series, that:

|X|  The Fund is responsible  for the adequacy and accuracy of the disclosure in the filing;

|X|  Staff  comments or changes to disclosure  in response to staff  comments in the filing  reviewed  by the staff do not  foreclose  the  Commission  from taking any action with respect to the filing; and

|X|  The Fund may not  assert  staff  comments  as a defense  in any  proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus Comments

1.   Comment:  For each Fund, if the  investment  objective is not  fundamental, include  disclosure that the objective may be changed  without  shareholder approval as required by Item 4(a) of Form N-1A.

     Response:  Each Fund's investment objective is not fundamental.  Therefore, we  have  added  the  following  sentence  to the  end  of the  "Investment
     Objective" section for each Fund:

     "The Fund's  investment  objective may be changed by the Board of Directors without shareholder approval."

2.   Comment:  Because  Aggressive  Investors 1 Fund and Aggressive  Investors 2
     Fund invest in foreign  companies,  include risk disclosure related to such investments.

     Response:  We have added the following  risk  disclosure to the  "Principal
     Risk Factors"  section for both Aggressive  Investors 1 Fund and Aggressive
     Investors 2 Fund in response to your comment:

     "Investments in foreign  companies can be more volatile than investments in
     U.S. companies. Foreign securities have additional risk, including exchange rate  changes,  political  and  economic  upheaval,  the  relative  lack of information  about the companies,  relatively low market  liquidity and the potential lack of strict financial and accounting controls and standards."

3.   Comment:  Because  Aggressive  Investors 1 Fund and Aggressive  Investors 2
     Fund utilize futures, options and leverage, include risk disclosure related to such techniques.

     Response:  We have added the following  risk  disclosures to the "Principal
     Risk Factors"  section for both Aggressive  Investors 1 Fund and Aggressive
     Investors 2 Fund in response to your comment:

     "The  Fund's use of futures  and  options  to manage  risk or hedge  market volatility are subject to certain additional risks. Futures and options may not always be  successful  hedges and their prices can be highly  volatile.
     They may not always  successfully  manage risk.  Using  futures and options could lower the Fund's total return, and the potential loss from the use of futures can exceed the Fund's initial  investment in such contracts.  Also, the  Fund's  use of  leverage  may cause the  Fund's  portfolio  to be more volatile  than if the  portfolio had not been  leveraged  because  leverage could exaggerate the effect of any increase or decrease in the value of the securities  held  by the  Fund."

4.   Comment:  Current  disclosure in the "Principal  Risk Factors"  section for
     Aggressive  Investors 1 Fund and  Aggressive  Investors  2 Fund  related to investing  in a small number of issuers  should be moved to the  investment
     strategy  section  while  leaving  the  risk  disclosure   regarding  focus
     investing in the "Principal Risk Factors" section.

     Response:  We have moved the referenced disclosure from the risk section to the investment  strategy  section for both Aggressive  Investors 1 Fund and
     Aggressive Investors 2 Fund.

5.   Comment:  A footnote to each Fund's fee table states that "The Adviser pays all  distribution  (12b-1)  fees."  However,  page  54  of  the  prospectus indicates  that the Adviser will  reimburse the Funds for all  distribution costs. Please reconcile this difference.  In other words, if the 12b-1 plan is a  reimbursement  plan,  then each Fund's fee table  should  include the actual 12b-1 fee and show an offsetting waiver rather than showing zero for the 12b-1 fee.

     Response:  We have reviewed the Funds' 12b-1 plan and  determined  that the plan is not a reimbursement  plan. The plan has been structured so that the
     Adviser directly pays for all distribution costs. As a result, the footnote to each fee table is correct.  In addition,  we have revised the disclosure related to the 12b-1  plan on page 54 of the  prospectus  to be  consistent with the footnote.

6.   Comment:  A sentence in the  "Principal  Investment  Strategy"  section for
     Ultra-Small  Company  Fund,  Ultra-Small  Company  Market  Fund,  Micro-Cap
     Limited Fund, Small-Cap Growth Fund, Small-Cap Value Fund, Large-Cap Growth
     Fund and Large-Cap Value Fund indicating the market capitalization range of stocks invested in should be revised for clarity.

     Response:  We have  revised  the  applicable  sentence  in each such Fund's
     "Principal  investment  Strategy"  section in response to your comment.  An example of the revised  sentence is as follows  (example is for Ultra-Small
     Company Fund):

     "On  September  30,  2005,  each of the  stocks in this  group had a market capitalization of less than $313 million."

7.   Comment:  Each Fund that has a policy of investing  80% of its "net assets"
     in  certain  types  securities  should  include  a  parenthetical  of "plus borrowings for investment purposes."

     Response:   We  have  included  the  parenthetical  "(plus  borrowings  for investment purposes)" immediately following the words "net assets" for each applicable Fund.

8.   Comment:  Each Fund that has a policy of investing 80% of its net assets in certain types of securities  should add disclosure  that the 80% policy can
     be  changed   without   shareholder   approval  upon  60  days'  notice  to
     shareholders if such 80% policy is non-fundamental.

     Response:   We  note   that   each   applicable   Fund's   80%   policy  is
     non-fundamental. As a result, we have added the following disclosure in the
     "Principal Investment Strategy" section for each applicable Fund:

     "The Fund will notify  shareholders at least 60 days prior to any change in its  policy  of  investing  at  least  80% of its  assets  in the  types of securities described above."

9.   Comment:  The  "Principal  Investment  Strategy"  section  for  Ultra-Small
     Company Fund indicates that the Fund may engage in frequent  trading.  As a result,  the impact of higher portfolio turnover on Fund performance should be disclosed as required by Item 4(b), Instruction 7.

     Response:  We have added the  following  disclosure as the last sentence in the "Principal  Investment  Strategy"  section for the Ultra-Small  Company
     Fund in response to your comment:

     "In addition, higher trading costs may negatively impact Fund performance."

10.  Comment:  The Blue Chip 35 Index Fund should revise the disclosure  related to its 80%  policy to  indicate  that it will  invest  80% of its assets in securities included within the index.

     Response:  We have  revised  the  disclosure  related to Blue Chip 35 Index
     Fund's 80% policy as follows in response to your comment:

     "The Adviser  normally invests more than 80% of the Fund's net assets (plus borrowings  for investment  purposes) in blue chip company stocks  included within the Index."

11.  Comment:  The "Index Composition" section for Blue Chip 35 Index Fund notes that 35 or 36 companies  make up the Index,  excluding  tobacco  companies.
     Please  reconcile  the  reference to 35 or 36 with the name of the Index or clarify the disclosure.

     Response:  We have clarified the disclosure in response to your comment. As a result,  the first sentence of the "Index  Composition"  section for Blue
     Chip 35  Index  Fund is  deleted  in its  entirety  and  replaced  with the following sentence:

     "The long-term  objective of this roughly equally weighted Index is to hold
     35  "blue-chip"  companies,  excluding  any tobacco  companies and ensuring reasonable  industry  diversification.  At times however the Index may hold more or less stocks as a result of  corporate  actions such as spin-outs or mergers and acquisitions."

12.  Comment:  The "Index Composition" section for Blue Chip 35 Index Fund notes that as of Index rebalancing in December 2004, the Index included all 23 of the largest U.S. companies,  excluding one tobacco company.  Please clarify this disclosure.

     Response:  We have  revised the  sentence to read as follows in response to your comment:

     "At the time of Index rebalancing in December 2004, the Index included many of the largest U.S. companies, excluding tobacco companies."

13.  Comment:  The Balanced  Fund is required to invest at least 25% in equities and 25% in fixed income  securities.  The Balanced Fund  indicates  that it invests at least 25% in fixed income securities and up to 75% of its assets in  options.  Please  explain how the  current  disclosure  meets the SEC's position  that a balanced  fund should  invest at least 25% in equities and
     25% in fixed income instruments. In addition, explain supplementally how an equity option is the economic  equivalent of a direct  investment in equity securities.

     Response:  We have the revised the "Principal  Investment Strategy" section of the  Balanced  Fund in  response  to your  comment.  As a result of this revision,  we do not  believe  that a response to the  economic  equivalent issue is necessary. The revised disclosure is as follows:

     "Up to 75% of Fund assets may be invested in common stocks and options. The
     Adviser  may  write  covered  calls  and/or  secured  puts.  Both of  these strategies  are used to accomplish  the same  objective.  At all times,  at least 25% of the Fund's assets will be invested in equities."

14.  Comment:  The "Principal  Investment Strategy" section of the Balanced Fund indicates that the Fund invests in futures.  As a result,  risk  disclosure related to such  investments  should be  included  in the  "Principal  Risk
     Factors" section.

     Response:  We have added the following  risk  disclosure to the  "Principal
     Risk Factors" section for the Balanced Fund in response to your comment:

     "The Fund's use of futures to manage risk or hedge  market  volatility  are subject to certain  additional risks.  Futures may not always be successful hedges,  their  prices  can be  highly  volatile  and they  may not  always successfully  manage  risk.  Using  futures  could  lower the Fund's  total return,  and the  potential  loss from the use of  futures  can  exceed the
     Fund's initial investment in such contracts."

15.  Comment:  The "Principal  Investment Strategy" section of the Balanced Fund indicates  that the  Fund  invests  in U.S.  Government  obligations.  As a result,  risk disclosure  related to the varying levels of support provided by the U.S. Government to different types of government  obligations should be included in the "Principal Risk Factors" section.

     Response:  We have added the following  risk  disclosure to the  "Principal
     Risk Factors" section for the Balanced Fund in response to your comment:

     "U.S. government obligations vary in the level of support they receive from the U.S.  government.  They may be:  (i)  supported  by the full  faith and credit of the U.S.  Treasury;  (ii) supported by the right of the issuer to borrow  from  the  U.S.  Treasury;  (iii)  supported  by the  discretionary authority of the U.S. government to purchase the issuer's  obligations;  or
     (iv) supported only by the credit of the issuer."

16.  Comment:  The section  entitled "Who is the  Investment  Management  Team?"
     appears to indicate that the Funds are team managed. However,  biographical information is only provided for two portfolio  managers.  If other members of the team are primarily and jointly responsible for the management of the
     Funds,  then  disclosure  regarding  those  other  team  members  should be included.  In addition,  please ensure that at least 5 years  experience is included  for all team members  required to be  disclosed  pursuant to this requirement.

     Response: We have revised the entire section as follows in response to your comment:

     "All Funds Except for the Balanced Fund

     Investment decisions for each Fund except for the Balanced Fund are made by an investment  management team. The investment management team is comprised of eight  investment  professionals  on the Adviser's  staff  including the
     trading  team.  The  following   individuals   are  jointly  and  primarily
     responsible for the day-to-day management of each such Fund's portfolio:

     John  Montgomery  is the portfolio  manager for all of the Bridgeway  Funds except for the Balanced Fund and has held that  position  since each Fund's inception.  John founded the Adviser in 1993 and currently  holds the title of President.  In addition to the Funds, John manages separate accounts for high net worth individuals, endowments and other institutional investors.

     Elena  Khoziaeva  began  working at the Adviser in 1998.  Since  1999,  her responsibilities  have included investment management research and analysis as well as  quantitative  model  maintenance and operation for the Adviser.
     Elena earned a Bachelor of Economic  Sciences degree from Belarussian State
     Economic  University  in Minsk and graduated  with highest  honors from the
     University of Houston with an MBA in accounting.

     Mike Whipple,  CFA,  began working at the Adviser in 2002.  Since then, his responsibilities  have included investment management research and analysis as well as quantitative model maintenance and operation for the Adviser. He holds a BS in  Accountancy  and Finance  from Miami  University  in Ohio. A
     Certified Public Accountant and Certified Internal Auditor,  Mike worked in auditing from 1996 to 2000 before  attending the University of Chicago from
     2000 to 2002, where he earned his MBA. Mike earned his CFA charter in 2003.

     The Balanced Fund

     Richard P.  Cancelmo,  Jr.  ("Dick") has been the portfolio  manager of the
     Balanced  Fund since its  inception in 2001.  Dick has been employed by the
     Adviser as a portfolio  manager  since  February  2000.  He was employed by
     Cancelmo  Capital   Management,   Inc.,  the  investment  adviser  to  West
     University Fund, prior to joining the Adviser.

     Additional Information About Portfolio Managers

     The  Bridgeway   Funds'  Statement  of  Additional   Information   provides
     information  about each portfolio  manager's  compensation,  other accounts managed by the portfolio manager and the portfolio  manager's  ownership of
     Fund shares."

17.  Comment:  Regarding the 12b-1 plan disclosure on page 54 of the prospectus, disclose  whether  the  Adviser's  payment  of all  distribution  costs  is contractual.

     Response:  We have revised the  disclosure  to indicate  that the Adviser's payment of all distribution  costs is a contractual  provision in the 12b-1
     Plan.

18.  Comment:  In the section entitled "Policy Regarding Excessive or Short-Term
     Trading of Fund  Shares,"  disclose  whether  the bullet  pointed  risks of excessive  trading  are  applicable  to all  of the  Funds.  If  there  are particular  risks more  applicable  to certain  Funds,  include  disclosure regarding those Fund-specific risks.

     Response:  The  bullet  pointed  risks  are  applicable  all of the  Funds.
     However,  certain Funds are more susceptible to such risks. As a result, we have added the following disclosure immediately following the bullet points in the relevant section.

     "Certain Funds such as Ultra-Small  Company,  Ultra-Small  Company  Market,
     Micro-Cap  Limited,   Aggressive   Investors  1,  Aggressive  Investors  2,
     Small-Cap  Growth and  Small-Cap  Value Funds,  may invest in equities that have low liquidity and  therefore may be more  susceptible  to these risks.
     Others Funds such as Blue Chip 35 and Ultra-Small Market Funds are designed to track certain indices or markets and also may be exposed to greater risk due to short-term and excessive trading."

19.  Comment:  In the section entitled  "Selling Shares" on page 57, explain how the term "Delays" complies with Section 22(e) of the 1940 Act.

     Response:  We have  revised the section to clarify  that any such  "delays"
     would be no more than 7 days.

20.  Comment:  In the section  entitled  "Redemption of Very Large  Accounts" on page 59,  please delete the word  "business' in the phrase "seven  business days."

     Response: We have made the change as requested.

21.  Comment:  On the back cover page, please indicate what is meant by the term
     "incorporated  by  reference"  as it relates to the SAI. In  addition,  the disclosure  on the back cover page  regarding how  shareholders  may obtain more  information  about the Funds from the SEC should be revised to comply with Item 1(b)(3) of Form N-1A.

     Response:  We have added the phrase "and is legally part of the prospectus"
     to the last  sentence  of the first  paragraph  to clarify  that the SAI is legally part of the  prospectus.  In  addition,  the  disclosure  regarding information  from the SEC has been revised to provide the correct SEC phone number (i.e.,  202-942-8090)  and the correct  website and zip code for the
     SEC.

SAI Comments

22.  Comment:  Confirm  whether the directors'  share ownership table on page 17 provides information separately for each Fund.

     Response:  The Fund ownership  table includes share  ownership  information separately for each Fund.

23.  Comment: In the section entitled "Disclosure of Portfolio Holdings" address the  following  issues:  (a)  indicate who  authorizes  the  disclosure  of holdings  information  for  legitimate  business  purposes  to third  party service  providers,  the frequency of such  disclosure and whether there is any lag time;  and (b)  indicate  whether and if so,  with whom,  there are ongoing arrangements for disclosure of portfolio holdings information.

     Response:  The first sentence of the relevant paragraph has been revised to indicate  that  such  disclosure  is only  made if  approved  by the  Chief
     Compliance Officer. In addition,  we have added the following two sentences immediately after the first sentence:

     "Such disclosure is generally made on a quarterly basis and is subject to a
     15-day lag time. The Funds currently have ongoing  arrangements to disclose
     portfolio  holdings   information  to  Standard  &  Poor's  Inc.,  Thompson
     Financial,  Bloomberg,  The  McGraw-Hill  Companies,  Inc.,  Vickers  Stock
     Research,  Merrill Corporation,  ALPS Mutual Fund Services,  Inc., Russell,
     Morningstar, Inc. and Lipper, Inc."

24.  Comment:  The  current  disclosure  in  the  "Description  of  Compensation
     Structure"  section  indicates that John  Montgomery's  and Dick Cancelmo's compensation is based in part on "investment  performance." As a result, in compliance  with  Item  15(b)  of Form  N-1A,  disclosure  should  be added regarding  whether such investment  performance is pre-tax or after-tax and what benchmarks or peer groups are used for comparison purposes.

     Response:  We have revised the  disclosure on page 66 of the SAI to address your comments. In addition, we have now included disclosure about two other portfolio managers (who were added to the prospectus in response to Comment
     # 16 above).  As a result,  the first five  paragraphs on page 66 have been completely revised. The revised disclosure is as follows:

     "The objective of the Adviser's  compensation program is to provide pay and long-term  compensation  for its  employees  (who  are all  referred  to as
     "partners")  that is competitive with the mutual  fund/investment  advisory market  relative  to the  Adviser's  size and  geographical  location.  The
     Adviser evaluates competitive market compensation by reviewing compensation
     survey  results   conducted  by  independent   third  parties  involved  in
     investment industry compensation.

     The members of the Investment  Management Team,  including John Montgomery,
     Richard  Cancelmo,  Jr.  ("Dick"),  Elena  Khoziaeva,  and Michael Whipple,
     participate in a compensation  program that includes base salary, bonus and long-term  incentives.  Each member's base salary is a function of industry salary rates and individual  performance as measured  against yearly goals.
     These  goals  typically  include  measures  for  integrity,  communications
     (internal and external),  team work, leadership and investment  performance of their  respective  funds.  The bonus portion of  compensation  also is a function of industry salary rates as well as the overall  profitability  of the Adviser  relative to peer  companies.  The Adviser's  profitability  is primarily  affected by a) assets under management,  b) management fees, for which some actively managed Funds have  performance  based fees relative to stock  market  benchmarks,  c)  operating  costs of the  Adviser and d) tax rates.

     Fund  performance  impacts overall  compensation in two broad ways.  First,
     generally  assets  under  management   increase  with  positive   long-term
     performance.  An increase in assets  increases  total  management  fees and likely increases the Adviser's profitability (although certain Funds do not demonstrate  economies of scale and other funds have  management fees which reflect economies of scale to shareholders). Second, Aggressive Investors 1
     Fund, Aggressive Investors 2 Fund, Micro-Cap Limited Fund, Small-Cap Growth
     Fund,  Small-Cap Value Fund, Large-Cap Growth Fund and Large-Cap Value Fund
     have  performance-based  management  fees that are a function  of  trailing five-year  before-tax  performance  of each Fund  relative to its  specific market benchmark.  Should the Fund's performance exceed the benchmark,  the
     Adviser may make more total management fees and increase its profitability.
     On the other hand,  should the Fund's  performance  lag the benchmark,  the
     Adviser may experience a decrease in profitability.

     Finally,  all investment  management team members  participate in long-term incentive  programs  including a  Simplified  Employee  Pension  Individual
     Retirement  Account (SEP IRA) and ownership  programs in the Adviser.  With the exception of John  Montgomery,  investment team members (as well as all of the  Adviser's  partners)  participate  in an Employee  Stock  Ownership
     Program  and  Phantom  Stock  Program  of the  Adviser.  The  value of this ownership is a function of the profitability and growth of the Adviser. The
     Adviser is an "S"  Corporation  with John Montgomery as the majority owner.
     Therefore,  he does  not  participate  in the  ESOP,  but the  value of his ownership stake is impacted by the profitability and growth of the Adviser.
     However,  by  policy  of the  Adviser,  John  Montgomery  may only  receive distributions  from the  Adviser in an amount  equal to the taxes  incurred from his corporate ownership due to the "S" corporation structure.

     Historically, the Adviser has voluntarily disclosed the annual compensation of its two primary portfolio  managers:  John Montgomery and Dick Cancelmo.
     The following table summarizes John's and Dick's annual compensation. These figures  are  based  on  the  Adviser's  unaudited  financial  records  and individual W-2 forms."

25.  Comment:  The section entitled "Other Managed Accounts" should only include information  about  accounts other than the Funds managed by each portfolio manager.

     Response:  We have  revised the section to only  include  disclosure  about accounts  other  than the  Funds  managed  by each  portfolio  manager.  In addition,  we have  added  similar  information  for the two new  portfolio managers  that we  disclose in the  prospectus  in response to Comment # 16 above.

                                      * * *

Should you have any  questions or concerns  regarding  any of the above,  please contact me at (202) 419-8417.

                                         Best Regards,

                                         /s/  Prufesh R. Modhera

                                         Prufesh R. Modhera, Esq.

cc:      John Montgomery
         Michael Mulcahy
         Linda Giuffre
         Michael O'Hare